Exhibit 99.(I)


             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                   REPORTS THIRD QUARTER PROFIT AND UPDATE ON
                              PLAN TO RE-CAPITALIZE

Panama City, Republic of Panama, October 15, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the third quarter ended September 30, 2002. The Bank reported net income for the third quarter of 2002 of $15.8 million, or $0.90 per share, compared with net income of $18.9 million, or $1.05 per share, reported in the third quarter of 2001.

Net loss for the first nine months of 2002 was $283.8 million, compared with net income of $79.2 million reported for the same period of 2001. Losses per common share were $16.41 for the first nine months of 2002, compared with earnings per common share after preferred dividends of $4.27 during the same period in 2001.

Commenting on the latest quarterly results Jose Castaneda, chief executive officer of BLADEX, said, "In an operating environment that was even more difficult than we had anticipated three months ago, we are pleased to report that we have accomplished our stated objective of returning BLADEX to profitability. Our net income of $15.8 million exceeded the forecast made at the end of the second quarter. While this result was 16% below the levels reported for the same quarter last year, it is notable that our results in the latest quarter, which included some one-time items, were achieved with a balance sheet 46% smaller than last year. The 21% return on equity achieved during the quarter is also worth noting."

"Our profitability, re-capitalization plan and asset quality, with the exception of the largely unchanged impaired portfolio in Argentina, are all moving in the right direction. We are concerned, however, about the increasingly scarce availability of inter-bank lending to the region. The dramatic increase in the risk perception of Latin America in recent months has cut available credit lines to the region by as much as 50% according to some sources and, most worrying, the trend continues unabated. Banks in both the US and Europe, the traditional sources of credit facilities in Latin America are being impacted by two significant forces: first, many of these institutions are facing credit, trading, and/or profitability difficulties in their home markets, which are forcing them to focus their resources on the defense of their core franchises; second, under these circumstances, banks have turned particularly risk adverse. Latin America is, at the moment, being perceived as an uncertain market, with the result that credit facilities are being cut across the board."

"This environment is forcing BLADEX to reduce its balance sheet to levels below what technical considerations alone would have dictated. Profitability, however, has been maintained because increased lending margins and cost reductions have compensated for some of the reduction in loan volume. Still, BLADEX is today a smaller institution operating in a smaller market. This situation is not likely to change materially until BLADEX completes its re-capitalization and the uncertainties prevailing in the international markets and in Latin America abate."

"It is important for investors and shareholders to realize that, while BLADEX is currently smaller than it has been in recent years, our relative strength and the opportunities to do good trade finance business are greater than at any recent time. As many of our competitors have exited the region, BLADEX's share of this smaller market has increased substantially. Most importantly, we have retained our clients, kept our highly efficient processing capacity intact, and are working to have new products ready to bring to the market once growth resumes. When circumstances change, as they inevitably will, we believe BLADEX will be positioned to resume its growth rapidly and ahead of its competitors."

"Regarding the all-important management of our liquidity position, at the end of the quarter, our cash balances of $487 million represented 86% of deposits. Importantly, the cumulative maturity gap for the next six months is positive. The Bank's orderly reduction of its balance sheet by approximately $2.6 billion in the last nine months reflects the matched nature of its asset and liability structure, as well as the high quality and liquid nature of its loan portfolio outside Argentina."


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

"Our efforts to mitigate risk have been successful as evidenced by the improvement in credit reserves and impairment loss coverage ratios. In Argentina, reserve coverage is now 51.6% and our credit balances, net of reserves and impairment losses, declined to $462 million. Since the end of the third quarter, our exposure in the country has been reduced by an additional $22 million. Furthermore, we are encouraged by our ability to strengthen the support behind some of our larger exposures in that country. In the rest of our portfolio, our credit reserve coverage was 3.2% at the end of the quarter, compared to 2.6% at June 30, 2002."

"Regarding the next quarter, all other things being equal, we would again be looking for a target of $10 million in operating profits. We currently foresee no need for additional provisions, but remain concerned about volatility in the value of our investment portfolio in Argentina, as well as by the volatility inherent in our interest income flow from the country."

"BLADEX is proceeding with its plan to raise at least $100 million in additional tier one capital within the next several months and has made substantial progress with a Core Group of Class A and B shareholders, as well as with multi-lateral organizations, some of which have already approved commitments to provide equity capital. While BLADEX hopes to obtain commitments from the rest of the Core Group during the fourth quarter, there is no assurance that it will be able to do so, or that needed equity capital ultimately will be raised. Prior to any sale of shares to the Core Group, BLADEX will offer the same shares to its existing shareholders in a pro-rata Rights Offering. This will satisfy the pre-emptive rights held by Class A and B shareholders, and will provide pre-emptive rights to Class E shareholders even though they do not have them under BLADEX's Articles of Incorporation. Although a final decision regarding pricing has not yet been made, BLADEX currently expects that it will be necessary to offer shares in the Rights Offering and later to the Core Group, at a price equal to or near the market price of the Class E shares at the end of the Rights Offering subscription period. At the current market price of the Class E shares, this would result in a substantial reduction in BLADEX's per share book value, and shareholders wishing to avoid considerable per share book value dilution would need to subscribe for shares in the Rights Offering. In order to have sufficient authorized but unissued shares to raise the needed equity capital, BLADEX is seeking shareholder approval to increase its authorized common shares from 70 million to 185 million. A proposed amendment to BLADEX's Articles of Incorporation making this change will be voted on by shareholders at a special meeting called for November 18, 2002. A proxy statement regarding that meeting is expected to be mailed to shareholders on October 18, 2002."

"It is reasonable to ask why BLADEX has chosen to re-capitalize now, when its share price has deteriorated to levels not seen in the past. First, it is imperative to understand that the Bank needs to raise additional capital in order to preserve its unique business franchise and to resume growth once conditions in the market improve. Second, additional capital and the explicit support from shareholders will not only strengthen our balance sheet, but will also enhance our capacity to access funding from depositors, creditors and the debt markets. Third, given the volatility in our business environment, BLADEX's Board and management are of the belief that the Bank must operate with a Tier 1 capital ratio of at least 15% (vs. 12% currently) and that it is neither prudent nor convenient from a business perspective to wait to achieve this ratio through retained earnings. Lastly, while there is no assurance that the new capital will guarantee the preservation of our investment grade rating, the rating agencies have made it clear that, without it, we would be downgraded. In the current environment, the loss of our investment grade rating would impair our ability to obtain new funding."

"It is also reasonable to ask why the Bank is seeking additional Tier 1 capital. Tier 1 (common stock equity) is the strongest form of capital and is what our creditors and rating agencies expect. Because of the region's history of volatility, both our creditors and rating agencies assume, expect and require high levels of such equity capital," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements for the third quarter and first nine months of 2001, as well as for the second and third quarters, and first nine months, of 2002:


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

(In $ millions)
-------------------------------------------------------------------------------------------------------------------------
                                                                             9M01      9M02    IIIQ01     IIQ02    IIIQ02
-------------------------------------------------------------------------------------------------------------------------
Operating net interest income                                                49.2      43.1      17.0      15.0      11.3

Effect of interest rate gap                                                  12.3       6.9       3.6       1.6       0.9

Interest income on available capital funds                                   29.3      11.6       8.0       3.9       3.9
                                                                            -----     -----     -----     -----     -----

Net interest income (1)                                                      90.8      61.6      28.6      20.5      16.1

Net commission and other income                                              15.5       5.8       5.0       2.0       1.1

Gain on extinguishment of debt                                                0.0       1.4       0.0       0.0       1.4

Derivatives and hedging activities (2)                                        1.9       0.0      -3.7      -4.3       4.6
                                                                            -----     -----     -----     -----     -----

Net revenues                                                                108.1      68.9      29.9      18.2      23.2

Operating expenses (3)                                                      -18.5     -16.2      -7.0      -5.8      -5.1
                                                                            -----     -----     -----     -----     -----

Net income before loss on disposal of business segment,                      89.6      52.7      22.9      12.4      18.1
reversal of unpaid interest accrued on non-accruing loans and adjustments, provision for credit losses and impairment loss on securities, provision for income tax, and cumulative effect of accounting change

Loss on disposal of business segment - BLADEX Securities, LLC (4)             0.0      -1.5       0.0      -1.5       0.0

Reversals of unpaid interest accrued on non-accruing                          0.0     -10.8       0.0      -9.1       0.0
loans and adjustments (5)

Provision for possible credit losses, and impairment loss on securities     -11.5     -324.2     -4.0     -302.0     -2.3

Provision for income tax                                                     -0.0      -0.0      -0.0      -0.0      -0.0

Cumulative effect of accounting change                                        1.1       0.0       0.0       0.0       0.0
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                   79.2     -283.8     18.9     -300.1     15.8
-------------------------------------------------------------------------------------------------------------------------

(1) Excludes $0.2 million and $9.1 million reversals of interest accrued on Argentine loans placed on non-accrual status in IQ02 and IIQ02, respectively.

(2) Represents the impact of the fair value adjustment of credit put options which were exercised in IIIQ02 and the fair value of interest rate swaps (SFAS 133).

(3) Includes $0.9 million of severance costs at BLADEX's head office in the first half of 2002.

(4) Represents $1.5 million in severance costs related to the closing of the structured finance unit in New York.

(5) Includes reversals of interest accrued on Argentine loans placed on non-accrual status of $9.3 million in the first six months of 2002.

BLADEX, with $3.3 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 147 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.


A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 67 Mason Street, Greenwich , CT 06830
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com

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There will be a conference call on October 16, 2002 at 11:00 a.m. ET in the U.S.
(10:00 a.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID# 6313508 to the telephone operator answering the call five minutes before the call is set to begin.
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